

May 7, 2013

Via E-mail
Jill Green, Esq.
Associate General Counsel
Transocean Ltd.
10 Chemin de Blandonnet
Geneva, Switzerland CH-1214

   Re: Transocean Ltd.
      Definitive Additional Materials
      Filed May 7, 2013
      File No. 0-53533

Dear Ms. Green:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Additional Materials

General

1. We note your response to comment one in our letter dated May 3, 2013; however, we reissue our comment. Please confirm that in future filings, each time that you assert that statements are misleading, please revise to specify which statements are misleading and the basis for your belief.

Analysts Agree with Our Capital Allocation Strategy

2. We note your response to comment four in our letter dated May 3, 2013; however, we reissue our comment. Please revise to ensure that all your statements comply with Rule 14a-9, even when quoting third party sources. We note the following statements about potential future market values:

- "a share price range of ~$62-70;" and

- "[$90 share price]."

Please revise and refile to ensure that all such third party materials comply with Rule 14a-9. Under note (a) to Rule 14a-9, predictions as to specific future market values are an example of statements that may be false and misleading. Please explain how these statements comply with Rule 14a-9, or in the alternative, please make a revised filing to reflect the deletion of the cited statements. Please provide us supplementally with any support for these statements.

Please contact me at (202) 551-3411 with any questions.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers and Acquisitions